ZEALOUS, INC.

15641 Red Hill Avenue, Suite 200
Tustin, CA 98780
(310) 885-7333
                              September 21, 2009

Jonathan Wiggins, Staff Accountant
Division of Corporate Finance
U. S. Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC 20549

Re:   Zealous Inc..
      Item 4.01 Form 8-K
      Filed  September  4, 2009, as amended September 4, 2009 and September 11,
2009
      File No. 000-26383

Dear Mr. Wiggins:

Thank you for the letter of comment dated September 15, 2009. The Company has endeavored to be responsive to each of the comments as set forth below. We have followed the numbering system of the Examiner's comment letter unless noted otherwise.

We have contacted our prior auditor (on September 16) and have been unable to obtain any response as to what they would like to state in regards to the "disagreements" they had with our company. All we have been able to ascertain is there are outstanding fees, but we are at a loss as to what accounting disagreements there might have been.

We would welcome any suggestions to assist in getting information from the prior in this regards.

The Company takes note of the Examiner's Closing Comments. The Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder.



                                    Yours very truly,


                                    ZEALOUS, INC.



                                    Milton C. Ault III
                                    Chief Executive Officer